Exhibit (h)(3)
USQ CORE REAL ESTATE FUND
DISTRIBUTION PLAN
CLASS IS SHARES
(12b-1 Plan)
The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), by USQ Core Real Estate Fund, a Delaware statutory trust (the "Fund").  The Plan has been approved by a majority of the Fund's Board of Trustees (the "Board" or "Trustees"), including a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any Rule 12b-1 Agreement (as defined below) (the "Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on such Plan.
In approving the Plan, the Board concluded that the proposed compensation of the Distributor (defined below) is fair and not excessive.  Accordingly, the Board determined that adoption of the Plan would be prudent and in the best interests of the Fund and its shareholders.  Such approval by the Board included a determination, in the exercise of its reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.
The provisions of the Plan are as follows:
1.	PAYMENTS BY THE FUND
The Fund will pay annual distribution fees of 0.25% of the average daily net assets of the Class IS shares of the Fund in connection with the promotion and distribution of the Fund's Class IS shares and the provision of personal services to shareholders, including, but not necessarily limited to, advertising, compensation to underwriters, dealers and selling personnel, the printing and mailing of prospectuses to other than current Fund shareholders, and the printing and mailing of sales literature.  The Fund will pay either Quasar Distributors LLC (the "Distributor"), as a principal underwriter of the Fund's Class IS shares, or any other eligible institution or party, at the direction of the Distributor or the Funds' adviser, Union Square Capital Partners, LLC. All or a portion of these fees may be paid to any registered securities dealer, financial institution or any other person (the "Recipient") who renders assistance in distributing or promoting the sale of the Fund's Class IS shares, or who provides certain shareholder services, pursuant to a written agreement (the "Rule 12b-1 Agreement").  To the extent not so paid by the Distributor such amounts may be retained by the Distributor.  Payment of these fees shall be made monthly promptly following the close of the month.  In no event shall the payments made under the Plan, plus any other payments deemed to be made pursuant to the Plan, exceed the amount permitted to be paid pursuant to the Conduct Rules of the Financial Industry Regulatory Authority.
2.	RULE 12B-1 AGREEMENTS
(a) No Rule 12b-1 Agreement shall be entered into by the Fund and no payments shall be made pursuant to any Rule 12b-1 Agreement, unless such Rule 12b-1 Agreement is in writing and the form of which has first been delivered to and approved by a vote of a majority of the Fund's Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such Rule 12b-1 Agreement.
(b) Any Rule 12b-1 Agreement shall describe the services to be performed by the Recipient and shall specify the amount of, or the method for determining, the compensation to the Recipient.
(c) No Rule 12b-1 Agreement may be entered into unless it provides (i) that it may be terminated by the Fund at any time, without the payment of any penalty, by vote of a majority of the shareholders of the Fund, or by vote of a majority of the Disinterested Trustees, on not more than 60 days' written notice to the other party to the Rule 12b-1 Agreement, and (ii) that it shall automatically terminate in the event of its assignment.
3.	QUARTERLY REPORTS
The Distributor shall provide to the Board, and the Board shall review at least quarterly, a written report of all amounts expended pursuant to the Plan.  This report shall include the identity of the Recipient of each payment and the purpose for which the amounts were expended and such other information as the Board may reasonably request.
4.	EFFECTIVE DATE AND DURATION OF THE PLAN
The Plan shall become effective immediately upon approval by the vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on the approval of the Plan.  The Plan shall continue in effect for a period of one year from its effective date unless terminated pursuant to its terms.  Thereafter, the Plan shall continue from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such continuance.  The Plan, or any Rule 12b-1 Agreement, may be terminated at any time, without penalty, on not more than sixty (60) days' written notice by a majority vote of shareholders of the Fund, or by vote of a majority of the Disinterested Trustees.
5.	SELECTION OF DISINTERESTED TRUSTEES
During the period in which the Plan is effective, the selection and nomination of those Trustees who are Disinterested Trustees of the Fund shall be committed to the discretion of the Disinterested Trustees.
6.	AMENDMENTS
All material amendments of the Plan shall be in writing and shall be approved by a vote of a majority of the Board, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such amendment.  In addition, the Plan may not be amended to increase materially the amount to be expended by the Fund hereunder without the approval by a majority vote of shareholders of the Fund affected by such amendment.
7.	RECORDKEEPING

The Fund shall preserve copies of the Plan, any Rule 12b-1 Agreement and all reports made pursuant to Section 3 for a period of not less than six (6) years from the date of this Plan, any such Rule 12b-1 Agreement or such reports, as the case may be, the first two (2) years in an easily accessible place.
8.	EFFECTIVE DATE
This Amended and Restated Plan shall take effect on the [__] day of September, 2017.